     SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                              Trammell Crow Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89288R 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 M. Kevin Bryant
                                Crow Family, Inc.
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 863-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                September 9, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 21 of this filing.

                                       (Continued on the  following page(s))

                                                                          Page 2
CUSIP NO. 89288R 10 6
          -----------

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Crow Family Partnership, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
                       SEC USE ONLY
          3
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        4,276,829
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON                         0
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      4,276,829
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       4,276,829
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       12.5%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          Page 3
CUSIP NO. 89288R 10 6
          -----------


--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CFH Capital Resources, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        1,327,489
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON                         0
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      1,327,489
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       1,327,489
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.9%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          Page 4
CUSIP NO. 89288R 10 6
          -----------


--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CFHS, L.L.C.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        1,327,489
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON                         0
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      1,327,489
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       1,327,489
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.9%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          Page 5
CUSIP NO. 89288R 10 6
          -----------


--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CFH Trade Names, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        2,295,217
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON                         0
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      2,295,217
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       2,295,217
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.7%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          Page 6
CUSIP NO. 89288R 10 6
          -----------


--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       GP 98, LLC
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        2,295,217
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON                         0
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      2,295,217
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       2,295,217
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.7%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          Page 7
CUSIP NO. 89288R 10 6
          -----------


--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MILL SPRING HOLDINGS, INC.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        2,295,217
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON                         0
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      2,295,217
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       2,295,217
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.7%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          Page 8
CUSIP NO. 89288R 10 6
          -----------


--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Crow Family, Inc.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        5,604,318
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      5,604,318
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       5,604,318
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.4%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                          Page 9
CUSIP NO. 89288R 10 6
          -----------


--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Harlan R. Crow
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
      NUMBER OF                       0
       SHARES      -------------------------------------------------------------
    BENEFICIALLY             8        SHARED VOTING POWER
      OWNED BY                        7,899,535
        EACH       -------------------------------------------------------------
      REPORTING              9        SOLE DISPOSITIVE POWER
       PERSON                         0
        WITH       -------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      7,899,535
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       7,899,535
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                       [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.1%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 (this "AMENDMENT") amends and supplements the
Schedule 13D (the "ORIGINAL FILING" and, as amended and supplemented hereby, the "SCHEDULE 13D") originally filed with the Securities and Exchange Commission on December 11, 1997, by Crow Family Partnership, L.P., a Delaware limited partnership ("CFP"), CFH Trade Names, L.P., a Texas limited partnership ("CFH"), Crow Family, Inc., a Texas corporation ("CFI"), and Harlan R. Crow, an individual ("CROW"). Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Filing.

Item 1.           Security and Issuer.

         No change.


Item 2.           Identity and Background.

         (a)-(c), (f). This statement is filed by CFP, CFH, CFI, CFH Capital Resources, L.P., a Texas limited partnership ("CAPITAL"), CFHS, L.L.C., a Delaware limited liability company ("CFHS"), GP 98, LLC, a Texas limited liability company ("GP98"), Mill Spring Holdings, Inc., a Texas corporation ("Mill Spring"), and Crow, sometimes collectively referred to herein as the "REPORTING PERSONS."

         Each of CFP, CFH and Capital is a Texas limited partnership principally engaged in investments. The principal place of business of each of CFP, CFH and Capital is located at 2001 Ross Avenue, Dallas, Texas 75201. CFHS is a Delaware limited liability company principally engaged in investments. GP 98 is a Texas limited liability company principally engaged in investments. Each of CFHS' and GP98's principal place of business is 2001 Ross Avenue, Dallas, Texas 75201. CFI is the general partner of CFP and the Manager of CFHS. GP98 is the general partner of CFH and Mill Spring is the sole member of GP98.

         Each of CFI and Mill Spring is a Texas corporation established as a holding company for various investments. Crow is a director and the Chief Executive Officer of each of CFI and Mill Spring and is a trustee of certain family trusts which hold significant equity interests in CFP, CFH, Capital, CFHS, CFI and Mill Spring. The principal place of business of CFI and Mill Spring is located at 2001 Ross Avenue, Dallas, Texas 75201.

         Crow is a director of the Company and is principally employed as an investor. His principal place of business is located at 2001 Ross Avenue, Dallas, Texas 75201. Crow is a United States citizen.

         The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive or director of such controlling person of CFP, CFH, Capital, CFHS and CFI are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         (d)-(e). None of CFP, CFH, Capital, CFHS, CFI, GP98, Mill Spring or Crow nor, to the best knowledge of CFP, CFH, Capital, CFHS, CFI, GP98, Mill Spring and Crow, any of the persons listed on Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         On December 1, 1997, a wholly owned subsidiary of the Company was merged (the "MERGER") with and into Trammell Crow Company, a Texas corporation (the "PREDECESSOR COMPANY"), pursuant to an Agreement and Plan of Merger dated as of August 22, 1997, as amended by the First Amendment thereto dated November 22, 1997 (as so amended, the "MERGER AGREEMENT"). Pursuant to the Merger Agreement, on December 1, 1997, CFP's shares of capital stock of the Predecessor Company were converted into an aggregate of 5,564,318 shares of Common Stock. Also pursuant to the Merger Agreement, on such date CFH executed a License Agreement with the Company pursuant to which, subject to certain quality standards, the Company was granted certain rights to use the name "Trammell Crow," and in consideration therefor CFH received 2,295,217 shares of Common Stock. Copies of the Agreement and Plan of Merger dated as of August 22, 1997, the First Amendment thereto dated November 22, 1997 and the License Agreement are filed herewith as Exhibits 4.1, 4.2 and 10.1, respectively, and are incorporated herein by reference. The 7,859,535 shares of Common Stock initially received collectively by CFP and CFH together with any additional shares of Common Stock acquired by any other Filing Parties are referred to herein as the "SHARES." On or about February 27, 1998, CFP contributed 717,489 Shares to Capital in exchange for interests in Capital. On July 1, 1998, CFP acquired 40,000 shares of Common Stock from Anthony W. Dona for an aggregate purchase price of $1,357,500. The purchase price for those shares is subject to adjustment if CFP sells or transfers shares of Common Stock during the six-month period beginning July 1, 1998 and ending on January 1, 1999. On September 9, 1998, CFP contributed on additional 610,000 shares of Common Stock to Capital in exchange for an increased interest in Capital.

Item 4.           Purpose of Transaction.

         Each of CFP and CFH acquired the Shares it holds pursuant to the terms of the Merger Agreement and is holding them for investment purposes. Capital is holding the Shares it holds for investment purposes. Any of the Reporting Persons may purchase additional shares of Common Stock either in the open market or in private transactions, depending on his or its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments.

Item 5.           Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on Schedule II attached hereto and incorporated herein in full by reference thereto.

         (b) Schedule II attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

         (c) See the discussion in Item 3 above with respect to the acquisition of shares of Common Stock by CFP, CFH and Capital.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Contemporaneously with the Merger, the Company, CFP, CFH and J. McDonald Williams, the Chairman of the Board of the Company ("WILLIAMS"), entered into a Stockholders' Agreement, pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale shares of Common Stock that are held by the parties thereto (collectively, the "REGISTRABLE SECURITIES"). The Stockholders' Agreement provides that CFP and CFH (collectively, "CROW FAMILY") and Williams may, from and after the first anniversary of the Company's initial public offering, require the Company upon written notice to register for sale such Registrable Securities (a "DEMAND REGISTRATION"), provided that the Company has no obligation to effect more than six underwritten Demand Registrations and shall only be obligated to effect the sixth underwritten Demand Registration if all remaining Registrable Securities of Crow Family are to be registered and the total amount of Registrable Securities to be included in any underwritten Demand Registration has a market value of at least $25 million. The Company has no obligation to (i) effect an underwritten Demand Registration within nine months (or file such Registration Statement within seven months) after the effective date of the immediately preceding Demand Registration or (ii) effect a shelf Demand Registration within 12 months (or file such Registration Statement within ten months) after such effective date. In addition, the Company is only required to register a number of shares of Common Stock for sale pursuant to a shelf Demand Registration that is less than or equal to five times the amount limitation prescribed by Rule
144. The holders of Registrable Securities may request an unlimited number of shelf Demand Registrations.

         The Stockholders' Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than certain types of Registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (a "PIGGYBACK REGISTRATION"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration exceeds the maximum amount that can be marketed at a price reasonably related to the current market price of the Common Stock or without materially and adversely affect the offering. The Company will generally be required to pay all of the expenses of Demand Registrations and Piggyback Registrations, other than underwriting discounts and commissions; provided, however, that only 50% of the expenses of underwritten Demand Registrations will be borne by the Company after the first three such Demand Registrations and all road show expenses in connection with any Demand Registration will be borne by the holders of the Registrable Securities.

         Under the terms of the Stockholders' Agreement, the Company granted Crow Family the right to nominate a member of the Board of Directors. Crow is Crow Family's initial nominee. Each executive officer of the Company has agreed to vote his shares of Common Stock in favor of the nominee of Crow Family. Crow Family's right to nominate a director will terminate on the first date Crow Family's beneficial ownership of Common Stock represents the lesser of (i) less than 12.5% of the then outstanding Common Stock or (ii) less than 50% of the shares of Common Stock owned on the date of execution of the Agreement; provided, however, that in no event will the Company be obligated to nominate a Crow Family designee beyond the first date on which the beneficial ownership of shares of Common Stock held by Crow Family represents less than 5% of all then outstanding shares of such class. In connection with any private sale of Common Stock by Crow Family, other than to an affiliate, Crow Family will agree to give the Company 15 days notice prior to effecting such sale.

         Each of Crow Family and the Company has agreed, prior to the fifth anniversary of the Stockholders' Agreement, not to solicit the other's officer-level employees concerning potential employment without prior notice to the other party. In addition, each of Crow Family and the Company has agreed not to hire any employee that was improperly solicited until the earlier of (i) the involuntary termination of such officer-level employee by his/her employer and
(ii) the first anniversary of the last incident of solicitation of such employee in violation of the Agreement.

         A copy of the Stockholders' Agreement is filed herewith as Exhibit 10.2 and is incorporated herein by reference.

         On July 1, 1998, CFP and Anthony W. Dona entered into a Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") pursuant to which CFP acquired 40,000 shares of Common Stock from Mr. Dona for an aggregate purchase price of $1,357,500. The purchase price for these shares of Common Stock is subject to adjustment if CFP engages in any sale or transfer of Common Stock prior to January 1, 1999. A copy of the Stock Purchase Agreement is filed herewith as
Exhibit 10.3 and is incorporated herein by reference.

         Attached hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the Amended and Restated Agreement Among Filing Parties dated as of May 4, 1998.

Item 7.           Material to be Filed as Exhibits.

         Exhibit 4.1 - Agreement and Plan of Merger dated August 22, 1997 incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.1).

         Exhibit 4.2 - First Amendment to Agreement and Plan of Merger dated as of November 22, 1997, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.2).

         Exhibit 10.1 - Form of License Agreement between the Company and CFH, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.2).

         Exhibit 10.2 - Stockholders' Agreement among the Company, CFP, CFH and certain other signatories thereto, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.10).

         Exhibit 10.3 - Stock Purchase Agreement dated July 1, 1998 between CFP and Anthony W. Dona. (previously filed)

         Exhibit 99.1 - Amended and Restated Agreement Among Filing Parties (filed herewith).

                                   SCHEDULE I

           CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
            AND CONTROLLING PERSONS OF CROW FAMILY PARTNERSHIP, L.P.,
                   CFH TRADE NAMES, L.P. AND CROW FAMILY, INC.


1.       CROW FAMILY PARTNERSHIP, L.P.

           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

Crow Family, Inc.                       3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201


2.       CFH TRADE NAMES, L.P.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

Crow Family, Inc.                       3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201


3. CFH Capital Resources, L.P.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

CFHS, L.L.C.                            3200 Trammell Crow Center
General Partner                         2001 Ross Avenue
                                        Dallas, Texas  75201


4.       CFHS, L.L.C.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

Crow Family, Inc.                       3200 Trammell Crow Center
Manager                                 2001 Ross Avenue
                                        Dallas, Texas 75201


5.       GP 98, LLC

           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

Crow Family, Inc.                       3200 Trammell Crow Center
Sole Member                             2001 Ross Avenue
                                        Dallas, Texas 75201


6.       CROW FAMILY, INC.


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

James D. Carreker                       1950 Stemmons Freeway                   President and Chief Executive
Director                                Suite 6001                              Officer of Wyndham
                                        Dallas, Texas  75207

Harlan R. Crow                          3200 Trammell Crow Center
Director and Chief Executive            2001 Ross Avenue
Officer                                 Dallas, Texas  75201

           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

Trammell Crow                           3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Anthony W. Dona                         3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Joel Ehrenkranz                         375 Park Avenue, Suite 2800             Investments
Director                                New York, New York  10152

Susan T. Groenteman                     3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Thomas O. Hicks                         200 Crescent Court                      Investments
Director                                Suite 1600
                                        Dallas, Texas  75201

Ronald J. Terwilliger                   2859 Paces Ferry Road                   National Managing Partner,
Director                                Suite 1400                              Trammell Crow Residential
                                        Atlanta, Georgia  30339                 Company

Charles R. Brindell, Jr.                3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Ronald S. Brown                         3200 Trammell Crow Center
Vice President and Treasurer            2001 Ross Avenue
                                        Dallas, Texas  75201

M. Kevin Bryant                         3200 Trammell Crow Center
Vice President and Secretary            2001 Ross Avenue
                                        Dallas, Texas  75201

Thomas Burleson                         3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Jeffrey C. Chavez                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Mary M. Hager                           3200 Trammell Crow Center
Vice President and Assistant            2001 Ross Avenue
Secretary                               Dallas, Texas  75201


           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

Carol Kreditor                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Robert A. McClain                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Ann Murray                              3200 Trammell Crow Center
Vice President and Assistant            2001 Ross Avenue
Secretary                               Dallas, Texas  75201

Sarah Puckett                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Carlos D. Rainwater                     3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas 75201

Philip J. Wise                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Jackie Close                            3200 Trammell Crow Center
Assistant Secretary                     2001 Ross Avenue
                                        Dallas, Texas  75201

Melissa Huber                           3200 Trammell Crow Center
Assistant Secretary                     2001 Ross Avenue
                                        Dallas, Texas 75201


7.       MILL SPRINGS HOLDINGS, INC.

           Name and Position                       Business Address                       Present Occupation
           -----------------                       ----------------                       ------------------

James D. Carreker                       1950 Stemmons Freeway                   President and Chief Executive
Director                                Suite 6001                              Officer of Wyndham
                                        Dallas, Texas  75207

Harlan R. Crow                          3200 Trammell Crow Center
Director and Chief Executive            2001 Ross Avenue
Officer                                 Dallas, Texas  75201

Trammell Crow                           3200 Trammell Crow Center
Director                                2001 Ross Avenue
                                        Dallas, Texas  75201

Anthony W. Dona                         3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Joel Ehrenkranz                         375 Park Avenue, Suite 2800             Investments
Director                                New York, New York  10152

Susan T. Groenteman                     3200 Trammell Crow Center
Director and Executive Vice             2001 Ross Avenue
President                               Dallas, Texas  75201

Thomas O. Hicks                         200 Crescent Court                      Investments
Director                                Suite 1600
                                        Dallas, Texas  75201

Ronald J. Terwilliger                   2859 Paces Ferry Road                   National Managing Partner,
Director                                Suite 1400                              Trammell Crow Residential
                                        Atlanta, Georgia  30339                 Company

Charles R. Brindell, Jr.                3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Ronald S. Brown                         3200 Trammell Crow Center
Vice President and Treasurer            2001 Ross Avenue
                                        Dallas, Texas  75201

M. Kevin Bryant                         3200 Trammell Crow Center
Vice President and Secretary            2001 Ross Avenue
                                        Dallas, Texas  75201

Thomas Burleson                         3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Jeffrey C. Chavez                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Mary M. Hager                           3200 Trammell Crow Center
Vice President and Assistant            2001 Ross Avenue
Secretary                               Dallas, Texas  75201

Carol Kreditor                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Robert A. McClain                       3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Sarah Puckett                           3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Carlos D. Rainwater                     3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas 75201

Philip J. Wise                          3200 Trammell Crow Center
Vice President                          2001 Ross Avenue
                                        Dallas, Texas  75201

Jackie Close                            3200 Trammell Crow Center
Assistant Secretary                     2001 Ross Avenue
                                        Dallas, Texas  75201

Melissa Huber                           3200 Trammell Crow Center
Assistant Secretary                     2001 Ross Avenue
                                        Dallas, Texas 75201


                                   SCHEDULE II

                                REPORTING PERSONS



                                                                                               Aggregate
                                                                                                 Amount            Percent of
                                  Sole         Shared        Sole               Shared          of Shares            Class
                                 Voting        Voting     Dispositive         Dispositive      Beneficially       Beneficially
                                 Power         Power         Power               Power            Owned              Owned
                               ---------     ---------   -------------       -------------    --------------     --------------

Crow Family Partnership,
     L.P. .....................      -0-     4,276,829             -0-           4,276,829         4,276,829          12.9%
CFH Trade Names, L.P. .........      -0-     2,295,217             -0-           2,295,217         2,295,217           6.7%
GP 98, LLC (1).................      -0-     2,295,217             -0-           2,295,217         2,295,217           6.7%
Mill Spring Holdings, Inc. (1).      -0-     2,295,217             -0-           2,295,217         2,295,217           6.7%
CFH Capital Resources, L.P. ...      -0-     1,327,489             -0-           1,327,489         1,327,489           3.9%
CFHS, L.L.C. (2) ..............      -0-     1,327,489             -0-           1,327,489         1,327,489           3.9%
Crow Family, Inc. (3) .........      -0-     5,604,318             -0-           5,604,318         5,604,318          16.4%
Harlan R. Crow (4) ............      -0-     7,899,535             -0-           7,899,535         7,899,535          23.1%

(1) Includes 2,295,217 shares held of record by CFH Trade Names, L.P. GP 98, LLC is the general partner of CFH Trade Names, L.P. and Mill Spring Holdings, Inc. is the sole number of GP 98, LLC.

(2) Includes 1,327,489 shares held of record by CFH Capital Resources, L.P., a Texas limited partnership company of which CFHS, L.L.C. is the general partner.

(3) Includes 4,276,829 shares held of record by Crow Family Partnership, L.P. Crow Family, Inc. is the general partner of such partnership. Also includes 1,327,489 shares held of record by CFH Capital Resources, L.P. beneficial ownership of which may be attributed to Crow Family, Inc. as the manager of CFHS, L.L.C., which is the general partner of such limited partnership.

(4) Includes 4,276,829 shares held of record by Crow Family Partnership, L.P., 2,295,217 shares held of record by CFH Trade Names, L.P. and 1,327,489 shares held of record by CFH Capital Resources, L.P., which shares could be attributed to Harlan R. Crow as a director and the Chief Executive Officer of Crow Family, Inc. and a trustee of certain family trusts which hold significant equity interests in such partnerships and corporation. Mr. Crow disclaims beneficial ownership of all such shares.

         The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  October 21, 1998            CROW FAMILY PARTNERSHIP, L.P.,
                                    a Delaware limited partnership

                                    By:  CROW FAMILY, INC., a Texas Corporation
                                         and its General Partner

                                         By: /s/ Harlan R. Crow
                                            ----------------------------------
                                            Harlan R. Crow
                                            Chief Executive Officer


DATED:  October 21, 1998            CFH TRADE NAMES, L.P., a Texas limited
                                    partnership

                                    By:  GP 98, LLC, a Texas limited
                                         liability company and its General
                                         Partner

                                    By:  MILL SPRING HOLDINGS, INC., a Texas
                                         corporation and its sole member

                                         By: /s/ Harlan R. Crow
                                            -----------------------------------
                                            Harlan R. Crow
                                            Chief Executive Officer

DATED:  October 21, 1998           GP 98, LLC, a Texas limited
                                   liability company

                                    By:  MILL SPRING HOLDINGS, INC., a Texas
                                         corporation and its sole member

                                         By: /s/ Harlan R. Crow
                                            -------------------------------
                                            Harlan R. Crow
                                            Chief Executive Officer

DATED:  October 21, 1998           MILL SPRING HOLDINGS, INC., a Texas
                                   Corporation

                                         By: /s/ Harlan R. Crow
                                            -------------------------------
                                            Harlan R. Crow
                                            Chief Executive Officer

DATED:  October 21, 1998            CFH CAPITAL RESOURCES, L.P., a Texas limited
                                    partnership

                                    By:  CFHS, L.L.C., a Delaware limited
                                         liability company and its General
                                         Partner

                                    By:      CROW FAMILY, INC., a Texas
                                             corporation, its sole manager


                                             By: /s/ Harlan R. Crow
                                                -------------------------------
                                                Harlan R. Crow
                                                Chief Executive Officer

DATED:  October 21, 1998            CFHS, L.L.C., a Delaware limited liability
                                    company and its General Partner

                                          By:  CROW FAMILY, INC., a Texas
                                               corporation, its sole manager


                                               By: /s/ Harlan R. Crow
                                                  ------------------------------
                                                  Harlan R. Crow
                                                  Chief Executive Officer


DATED:  October 21, 1998            CROW FAMILY, INC.


                                    By: /s/ Harlan R. Crow
                                       ------------------------------
                                       Harlan R. Crow
                                       Chief Executive Officer


DATED:  October 21, 1998             /s/ Harlan R. Crow
                                    ---------------------------------
                                    Harlan R. Crow

                                  EXHIBIT INDEX



   Exhibit                                                                                       Page
   -------                                                                                       ----
     4.1      Agreement and Plan of Merger dated August 22, 1997,
              incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.1)
     4.2      First Amendment to Agreement and Plan of Merger dated as of
              November 22, 1997, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859
              (Exhibit 2.2)
    10.1      License Agreement between the Company and CFH, incorporated by reference to the Company's registration statement on Form S-1,
              Registration No. 333-34859 (Exhibit 10.2)
    10.2      Stockholders' Agreement among the Company, CFP, CFH and certain other signatories thereto, incorporated by reference to the
              Company's registration statement on Form S-1, Registration No.
              333-34859 (Exhibit 10.10)
    10.3      Stock Purchase Agreement among CFP and Anthony W. Dona dated July
              1, 1998. (previously filed)
    99.1      Amended and Restated Agreement Among Filing Parties (filed herewith)